SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              NCS HealthCare, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    62887410
                                 (CUSIP Number)

                                 Marran Ogilvie
                                666 Third Avenue
                                   26th Floor
                            New York, New York 10017
                                 (212) 845-7909
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 13, 2002

             (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 18 Pages)

----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62887410                 13D                 Page 2 of 18 Pages


----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                         RCG Ambrose Master Fund, Ltd.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                       -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                       525,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                       -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                       525,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                       525,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 2.84% as of the date of filing of this statement. (Based on 18,508,102 shares of Class A Common Stock issued and outstanding as of November 7, 2002.)
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                        CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62887410                 13D                 Page 3 of 18 Pages


--------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                             Ramius Securities, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                              WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                              Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                      -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                      525,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                      -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                      525,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                      525,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 2.84% as of the date of filing of this statement. (Based on 18,508,102 shares of Class A Common Stock issued and outstanding as of November 7, 2002.)
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON ** BD
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62887410                 13D                 Page 4 of 18 Pages


----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                     Ramius Capital Group, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                      OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                      Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                      -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                      525,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                      -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                      525,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                      525,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 2.84% as of the date of filing of this statement. (Based on 18,508,102 shares of Class A Common Stock issued and outstanding as of November 7, 2002.)
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                       IA
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62887410                 13D                 Page 5 of 18 Pages


----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                              C4S & Co., L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                             00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
                                                        -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                        525,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                        -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                        525,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        525,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 2.84% as of the date of filing of this statement. (Based on 18,508,102 shares of Class A Common Stock issued and outstanding as of November 7, 2002.)
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                         OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62887410                 13D                 Page 6 of 18 Pages


---------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Peter A. Cohen
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                  00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                       -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                       525,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                       -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                       525,000
----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                       525,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 2.84% as of the date of filing of this statement. (Based on 18,508,102 shares of Class A Common Stock issued and outstanding as of November 7, 2002.)
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                        IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62887410                 13D                 Page 7 of 18 Pages


----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                               Morgan B. Stark
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                               00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                        -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                        525,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                        -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                        525,000
----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        525,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 2.84% as of the date of filing of this statement. (Based on 18,508,102 shares of Class A Common Stock issued and outstanding as of November 7, 2002.)
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                         IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62887410                 13D                 Page 8 of 18 Pages


----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                               Thomas W. Strauss
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                  00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                    525,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                    525,000
----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                    525,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 2.84% as of the date of filing of this statement. (Based on 18,508,102 shares of Class A Common Stock issued and outstanding as of November 7, 2002.)

-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                      IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62887410                 13D                 Page 9 of 18 Pages


Item 1.     Security and Issuer.

     This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of NCS HealthCare, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 3201 Enterprise Parkway, Suite 220, Beachwood, Ohio 44122.


Item 2.     Identity and Background.

         (a) This statement is filed by:

                      (i) RCG Ambrose Mater Fund, Ltd., a Cayman Islands company ("RCG Ambrose"), with respect to the shares of Class A Common Stock directly and beneficially owned by it;

                      (ii) Ramius Capital Group, LLC, a Delaware limited liability company ("Ramius"), which serves as an investment advisor of RCG Ambrose, with respect to the shares of Class A Common Stock directly and beneficially owned by it;

                      (iii) Ramius Securities, L.L.C. ("Ramius Securities"), a Delaware limited liability company with respect to the shares of Class A Common Stock directly and beneficially owned by it, and which is also a broker-dealer affiliated with Ramius;

                      (iv) C4S & Co., L.L.C., a Delaware limited liability company ("C4S"), which serves as managing member of Ramius;

                      (v) Peter A. Cohen ("Mr. Cohen"), who serves as one of the Managing Members of C4S;

                      (vi) Morgan B. Stark ("Mr. Stark"), who serves as one of the Managing Members of C4S; and

                      (vii) Thomas W. Strauss ("Mr. Strauss"), who serves as one of the Managing Members of C4S.

                     The foregoing persons are hereinafter sometimes
              collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of each of RCG Ambrose, Ramius Securities, Ramius, C4S, Mr. Cohen, Mr. Stark and Mr. Strauss is 757 Third Avenue, New York, New York 10017.

     (c) The principal business of RCG Ambrose is serving as a private investment fund. The principal business of Ramius is that of an investment adviser. C4S serves as Managing Member of Ramius. Mr. Cohen, Mr. Strauss and Mr. Stark serve as co-Managing Members of C4S.

CUSIP No. 62887410                 13D                 Page 10 of 18 Pages


     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) RCG Ambrose is a Cayman Islands company. Ramius, Ramius Securities and C4S are limited liability companies organized under the laws of the State of Delaware. Mr. Cohen, Mr. Strauss and Mr. Stark are United States citizens.


Item 3.     Source and Amount of Funds and Other Consideration.

     The shares of Class A Common Stock purchased by RCG Ambrose and Ramius Securities were purchased with the working capital of such entities in open market purchases as set forth in Schedule A, which is incorporated by reference hereto.


Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Class A Common Stock by the Reporting Persons was for investment, and the purchases of the shares of Class A Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Class A Common Stock by the Reporting Persons is for investment purposes, each Reporting Person may pursue discussions with management to maximize long-term value for shareholders. In addition, the Reporting Persons may pursue discussions with various parties for the purpose of achieving settlement of claims brought against the Company by certain shareholders. Each of the Reporting Persons may make further purchases of shares of Class A Common Stock from time to time and may dispose of any or all of the shares of Class A Common Stock held by him or it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of
Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.


Item 5.     Interest in Securities of the Issuer.

     A. RCG Ambrose

              (a) Aggregate number of shares beneficially owned: 525,000

                  Percentage: 2.84% The percentages used herein and in the rest of Item 5 are calculated based upon 18,508,102 shares, which reflects the shares of Class A Common Stock issued and outstanding as of November 7, 2002, as reflected in the

CUSIP No. 62887410                 13D                 Page 11 of 18 Pages


                  Company's quarterly report for the period ended September 30, 2002 filed November 13, 2002.

              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 525,000
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 525,000

              (c) The number of shares of Class A Common Stock acquired by RCG
                  Ambrose is set forth in Schedule A and is incorporated by reference. RCG Ambrose entered into other transactions in the Class A Common Stock within the last sixty days which are set forth on Schedule A.

              (d) Ramius, the investment advisor of RCG Ambrose, has the power to direct some of the affairs of RCG Ambrose, including decisions respecting the disposition of the proceeds from the sale of shares of the Class A Common Stock. Ramius Securities is a broker dealer affiliated with Ramius. C4S is the Managing Member of Ramius and in that capacity directs its operations. Mr. Cohen, Mr. Strauss and Mr. Stark are the Managing Members of C4S and in that capacity direct its operations.

              (e) On December 16, 2002, the Reporting Persons ceased to be the beneficial owner of more than 5% of the issued and outstanding shares of Class A Common Stock.


         B. Ramius Securities

              (a) Aggregate number of shares beneficially owned: 525,000

                  Percentage: 2.84%

              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 525,000
                  3. Sole power to dispose or direct the disposition:
                  4. Shared power to dispose or direct the
                     disposition:  525,000

              (c) The number of shares of Class A Common Stock acquired
                  by Ramius Securities is set forth in Schedule A and is incorporated by reference. Ramius Securities entered into other transactions in the Class A Common Stock within the last sixty days, which are set forth on Schedule A.

              (d) See Item 5(A)(d).

              (e) See Item 5(A)(e).

         C. Ramius

              (a) Aggregate number of shares beneficially owned: 525,000

                  Percentage: 2.84%

CUSIP No. 62887410                 13D                 Page 12 of 18 Pages


              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 525,000
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 525,000

              (c) Ramius did not enter into any transactions in the
                  Class A Common Stock within the last sixty days. The transactions in the Class A Common Stock within the last sixty days on behalf of Ramius Securities and RCG Ambrose, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

              (d) See Item 5(A)(d).

              (e) See Item 5(A)(e).


      D. C4S

              (a) Aggregate number of shares beneficially owned: 525,000

                  Percentage: 2.84%

              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 525,000
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 525,000

              (c) C4S did not enter into any transactions in the Class
                  A Common Stock within the last sixty days. The transactions in the Class A Common Stock within the last sixty days on behalf of Ramius Securities and RCG Ambrose, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

              (d) See Item 5(A)(d).

              (e) See Item 5(A)(e).


       E. Mr. Cohen, Mr. Stark and Mr. Strauss

              (a) Aggregate number of shares beneficially owned: 525,000

                  Percentage: 2.84%

              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 525,000
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 525,000

              (c) Neither Mr. Cohen, Mr. Stark nor Mr. Strauss have entered into any transactions in the Class A Common Stock within the last sixty days. The transactions in the Class A Common Stock

CUSIP No. 62887410                 13D                 Page 13 of 18 Pages


                  within the last sixty days on behalf of Ramius Securities and RCG Ambrose, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

              (d) See Item 5(A)(d).

              (e) See Item 5(A)(e).


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

      The Reporting Persons have entered into a Joint Acquisition Statement attached as Exhibit 1 hereto, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith the following Exhibits:

            Exhibit 1 - Joint Acquisition Statement, as required by Rule
                        13d- 1(k)under the Securities Exchange Act of 1934, as amended.

CUSIP No. 62887410                 13D                 Page 14 of 18 Pages


                                   SCHEDULE A

                        PURCHASES OF CLASS A COMMON STOCK



                          Date of                            Purchase Price
Purchaser                 Transaction        Amount1            Per Unit
-------------------       -----------     ----------------   ---------------

Ramius Securities          7/29/2002       135,000.00           1.8803
Ramius Securities          7/30/2002        92,500.00           1.7138
Ramius Securities          7/30/2002        22,500.00           1.7344
Ramius Securities          8/01/2002       -12,500.00           2.3800
Ramius Securities          8/01/2002        50,000.00           2.1740
Ramius Securities          8/01/2002       -40,000.00           2.3658
Ramius Securities          8/02/2002       -75,000.00           2.3658
Ramius Securities          8/05/2002       -82,500.00           2.2378
Ramius Securities          8/06/2002       -25,000.00           2.1200
Ramius Securities          8/07/2002       -15,000.00           2.2300
Ramius Securities          8/08/2002        -5,000.00           2.4000
Ramius Securities          8/13/2002        44,100.00           2.4510
Ramius Securities          8/14/2002        10,900.00           2.4800
Ramius Securities          8/15/2002        25,000.00           2.4797
Ramius Securities          8/16/2002         5,000.00           2.5100
Ramius Securities          8/19/2002         6,500.00           2.5800
Ramius Securities          8/20/2002        13,500.00           2.4130
Ramius Securities          8/22/2002       -25,000.00           2.1288
Ramius Securities          9/03/2002       -15,000.00           2.0367
Ramius Securities          9/04/2002       -15,000.00           2.0000
Ramius Securities          9/05/2002       -20,000.00           2.0039
Ramius Securities         10/07/2002         5,000.00           2.3100
Ramius Securities         10/09/2002         5,000.00           2.4300
Ramius Securities         10/09/2002        -1,500.00           2.3400
Ramius Securities         10/10/2002        -3,500.00           2.3400
Ramius Securities         10/11/2002         5,000.00           2.4100
Ramius Securities         10/23/2002        15,000.00           2.4600
Ramius Securities         10/30/2002       -25,000.00           1.9820
Ramius Securities         11/21/2002         2,500.00           1.8230
Ramius Securities         11/22/2002         3,750.00           1.9008
Ramius Securities         11/25/2002        50,000.00           1.8591
Ramius Securities         12/02/2002         5,000.00           1.6925
Ramius Securities         12/03/2002        22,750.00           1.7677
Ramius Securities         12/04/2002         5,000.00           2.1800
Ramius Securities         12/04/2002        42,500.00           1.9830


1 A positive amount indicates a purchase of such amount. A negative amount indicates a sale of such amount.

CUSIP No. 62887410                 13D                 Page 15 of 18 Pages


Ramius Securities         12/04/2002         2,500.00           1.9000
Ramius Securities         12/04/2002        25,500.00           2.0545
Ramius Securities         12/04/2002        99,500.00           1.8614
Ramius Securities         12/05/2002        27,500.00           1.9200
Ramius Securities         12/10/2002         3,100.00           2.0500
Ramius Securities         12/11/2002        10,500.00           3.1829
Ramius Securities         12/11/2002        74,900.00           3.2063
Ramius Securities         12/11/2002       -25,000.00           3.1000
Ramius Securities         12/11/2002       -25,000.00           3.1000
Ramius Securities         12/13/2002       150,000.00           5.0959
Ramius Securities         12/13/2002        32,500.00           5.2686
Ramius Securities         12/13/2002        17,500.00           5.0841
Ramius Securities         12/16/2002      -150,000.00           5.3508
Ramius Securities         12/16/2002       -25,000.00           5.3400
Ramius Securities         12/16/2002       -25,000.00           5.3500
Ramius Securities         12/17/2002      -125,000.00           5.3180
Ramius Securities         12/18/2002       -12,500.00           5.4100
                                         ------------
         TOTAL                             262,500.00

RCG Ambrose                7/29/2002       135,000.00           1.8803
RCG Ambrose                7/30/2002        92,500.00           1.7138
RCG Ambrose                7/30/2002        22,500.00           1.7344
RCG Ambrose                8/01/2002       -12,500.00           2.3800
RCG Ambrose                8/01/2002        50,000.00           2.1740
RCG Ambrose                8/01/2002       -40,000.00           2.3658
RCG Ambrose                8/02/2002       -75,000.00           2.3658
RCG Ambrose                8/05/2002       -82,500.00           2.2378
RCG Ambrose                8/06/2002       -25,000.00           2.1200
RCG Ambrose                8/07/2002       -15,000.00           2.2300
RCG Ambrose                8/08/2002        -5,000.00           2.4000
RCG Ambrose                8/13/2002        44,100.00           2.4510
RCG Ambrose                8/14/2002        10,900.00           2.4800
RCG Ambrose                8/15/2002        25,000.00           2.4797
RCG Ambrose                8/16/2002         5,000.00           2.5100
RCG Ambrose                8/19/2002         6,500.00           2.5800
RCG Ambrose                8/20/2002        13,500.00           2.4130
RCG Ambrose                8/22/2002       -25,000.00           2.1288
RCG Ambrose                9/03/2002       -15,000.00           2.0367
RCG Ambrose                9/04/2002       -15,000.00           2.0000
RCG Ambrose                9/05/2002       -20,000.00           2.0039
RCG Ambrose               10/07/2002         5,000.00           2.3100
RCG Ambrose               10/09/2002         5,000.00           2.4300
RCG Ambrose               10/09/2002        -1,500.00           2.3400
RCG Ambrose               10/10/2002        -3,500.00           2.3400
RCG Ambrose               10/11/2002         5,000.00           2.4100
RCG Ambrose               10/23/2002        15,000.00           2.4600
RCG Ambrose               10/30/2002       -25,000.00           1.9820

CUSIP No. 62887410                 13D                 Page 16 of 18 Pages


RCG Ambrose               11/21/2002         2,500.00           1.8230
RCG Ambrose               11/22/2002         3,750.00           1.9008
RCG Ambrose               11/25/2002        50,000.00           1.8591
RCG Ambrose               12/02/2002         5,000.00           1.6925
RCG Ambrose               12/03/2002        22,750.00           1.7677
RCG Ambrose               12/04/2002         2,500.00           1.9000
RCG Ambrose               12/04/2002        25,500.00           2.0545
RCG Ambrose               12/04/2002        42,500.00           1.9830
RCG Ambrose               12/04/2002        99,500.00           1.8614
RCG Ambrose               12/04/2002         5,000.00           2.1800
RCG Ambrose               12/05/2002        27,500.00           1.9200
RCG Ambrose               12/10/2002         3,100.00           2.0500
RCG Ambrose               12/11/2002        74,900.00           3.2063
RCG Ambrose               12/11/2002        10,500.00           3.1829
RCG Ambrose               12/11/2002       -25,000.00           3.1000
RCG Ambrose               12/11/2002       -25,000.00           3.1000
RCG Ambrose               12/13/2002       150,000.00           5.0959
RCG Ambrose               12/13/2002        32,500.00           5.2686
RCG Ambrose               12/13/2002        17,500.00           5.0841
RCG Ambrose               12/16/2002       -25,000.00           5.3500
RCG Ambrose               12/16/2002       -25,000.00           5.3400
RCG Ambrose               12/16/2002      -150,000.00           5.3508
RCG Ambrose               12/17/2002      -125,000.00           5.3180
RCG Ambrose               12/18/2002       -12,500.00           5.4100
                                        -------------
       TOTAL                               262,500.00

Note: On, December 13, 2002, the aggregate number of securities held by Ramius Securities and RCG Ambrose was 1,200,000, which constituted 6.48% of the issued and outstanding shares of Class A Common Stock (based on 18,508,102 shares issued and outstanding as of November 7, 2002).

CUSIP No. 62887410                 13D                 Page 17 of 18 Pages


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:

RCG AMBROSE MASTER FUND, LTD.

By: Ramius Capital Group, LLC,
    its Investment Manager


By:/s/ MORGAN B. STARK
   -----------------------------
   Name:  Morgan B. Stark
   Title: Managing Member


RAMIUS SECURITIES, L.L.C.                        RAMIUS CAPITAL GROUP, LLC
By: Morgan B. Stark,                             By: C4S & Co., L.L.C.,
    as Authorized Person                             as Managing Member
                                                 By: Morgan B. Stark,
                                                     as Managing Member
   /s/ MORGAN B. STARK
   -----------------------------

                                                 /s/ MORGAN B. STARK
                                                 --------------------------



C4S & CO., L.L.C.                                MORGAN B. STARK
By:  Morgan B. Stark,
     as Managing Member

                                                 /s/ MORGAN B. STARK
                                                 --------------------------
   /s/ MORGAN B. STARK
   -----------------------------



PETER A. COHEN                                   THOMAS W. STRAUSS


   /s/ PETER A. COHEN                           /s/ THOMAS W. STRAUSS
   -----------------------------                ---------------------------

CUSIP No. 62887410                 13D                 Page 18 of 18 Pages



                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13D-1(k)


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  December 23, 2002

RCG AMBROSE MASTER FUND, LTD.

By: Ramius Capital Group, LLC,
    its Investment Manager


By:/s/ MORGAN B. STARK
   ---------------------------
   Name:  Morgan B. Stark
   Title: Managing Member


RAMIUS SECURITIES, L.L.C.              RAMIUS CAPITAL GROUP, LLC
By: Morgan B. Stark,                   By: C4S & Co., L.L.C.,
as Authorized Person                   as Managing Member
                                       By: Morgan B. Stark,
                                       as Managing Member
/s/ MORGAN B. STARK
   ---------------------------

                                       /s/ MORGAN B. STARK
                                       ---------------------------



C4S & CO., L.L.C.                       MORGAN B. STARK
By:  Morgan B. Stark,
     as Managing Member


/s/ MORGAN B. STARK                    /s/ MORGAN B. STARK
-------------------------------        ---------------------------


PETER A. COHEN                         THOMAS W. STRAUSS


/s/ PETER A. COHEN                     /s/ THOMAS W. STRAUSS
-------------------------------        ---------------------------